Exhibit 99.1

ObsEva SA Announces that Shareholders Approved all Board Proposals at its

2022 Annual General Meeting held on May 18, 2022

Ad hoc announcement pursuant to Art. 53 LR of the SIX Swiss Exchange

Geneva, Switzerland – May 19, 2022 – ObsEva SA (NASDAQ: OBSV; SIX: OBSN), a biopharmaceutical company developing and commercializing novel therapies for women’s health, today announced that shareholders approved all Board proposals at its 2022 Annual General Meeting held on May 18, 2022.

The approved items are as follows:

1.	Shareholders approved the Annual Report, the Statutory Financial Statements and the Consolidated Financial Statements for Fiscal Year 2021

2.	Shareholders granted discharge to the Members of the Board of Directors and to the Executive Committee for year 2021

3.	Shareholders approved the proposed appropriation of the Financial Results for year 2021

4.	Shareholders approved the proposed elections to the Board of Directors and election of the Chairperson of the Board of Directors

5.	Shareholders approved the proposed elections to the Compensation Committee

6.	Shareholders approved the re-election of PricewaterhouseCoopers SA as ObsEva SA’s Auditors and Independent Registered Public Accounting Firm

7.	Shareholders approved the re-election of Perréard de Boccard SA as Independent Representative

8.	Shareholders approved the proposed compensation of the Board of Directors and the Executive Committee

9.	Shareholders approved the proposed increase of ObsEva SA’s Authorized Share Capital

10.	Shareholders approved the proposed increase of ObsEva SA’s Conditional Share Capital for Financing Purposes

11.	Shareholders approved the proposed increase of ObsEva SA’s Conditional Share Capital for Equity Plans

12.	Shareholders approved the proposed change to ObsEva SA’s Equity Incentive Plan

13.	Shareholders approved the Issuance of Conversion Shares and Warrant Shares under Securities Purchase Agreement

For a detailed agenda, including items submitted to shareholders’ vote and related proposals of the Board of Directors, please refer to the full invitation, which may be found in the Investors / General Meetings section of the company’s website www.ObsEva.com.

To access the general meetings section of the Company’s website, please click here.

To access the AGM 2022 section of the general meetings section directly, please click here.

To access the full invitation to the AGM 2022 directly, please click here.

About ObsEva

ObsEva is a biopharmaceutical company developing and commercializing novel therapies to improve women’s health. Through strategic in-licensing and disciplined drug development, ObsEva has established a late-stage clinical pipeline with development programs focused on new therapies for the treatment of uterine fibroids, endometriosis, and preterm labor. ObsEva is listed on the Nasdaq Global Select Market and is traded under the ticker symbol “OBSV” and on the SIX Swiss Exchange where it is traded under the ticker symbol “OBSN”. For more information, please visit www.ObsEva.com.

For further information, please contact:

CEO Office Contact:

Shauna Dillon

Shauna.dillon@obseva.ch

+41 22 552 1550

Investor Contact:

Katja Bührer

Katja.buhrer@obseva.com

+1 (917) 969-3438